

January 7, 2011

Jon Correio
Vice President, Finance and Administration
Electronic Systems Technology, Inc.
415 N. Quay St., Bldg B1
Kennewick, Washington 99336

      **Re:    Electronic Systems Technology Inc.**
              **Form 10-K for the fiscal year ended December 31, 2009**
              **Filed March 26, 2010**
              **File No. 000-27793**

Dear Mr. Correio:

      We have completed our review of your filings and do not have any further comments at this time.

                                  Sincerely,

                                  Brian R. Cascio
                                  Accounting Branch Chief